UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

Deutsche Multi-Market Income Trust

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

25160E102

(CUSIP Number)

ADAM W. FINERMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 22, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON

WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		510,993
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

510,993
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

510,993
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		347,900
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

347,900
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

347,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON

WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		859,793
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

859,793
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

859,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON

ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		869,506
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

869,506
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

869,506*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

IN

* Includes 9,713 shares of common stock owned personally by Mr. Lipson.

5

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		238,922
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

238,922
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

238,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON

BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		238,922
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

238,922
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

238,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON

ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		238,922
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

238,922
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

238,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON

LYNN D. SCHULTZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON

NEIL R. CHELO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 25160E102

1	NAME OF REPORTING PERSON

MATTHEW S. CROUSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 25160E102

The following constitutes Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”). This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by WIHP, WITRP and WILLC were purchased with working capital and the Shares purchased by Mr. Lipson were purchased with personal funds (each of which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 510,993 Shares owned directly by WIHP is approximately $3,825,383, including brokerage commissions. The aggregate purchase price of the 347,900 Shares owned directly by WITRP is approximately $2,647,861, including brokerage commissions. The aggregate purchase price of the 900 Shares owned directly by WILLC is approximately $6,867, including brokerage commissions. The aggregate purchase price of the 9,713 Shares owned directly by Mr. Lipson is approximately $79,401, including brokerage commissions.

The Shares purchased by BPIP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 238,922 Shares owned directly by BPIP is approximately $1,782,312, including brokerage commissions.

The 100 Shares owned by Ms. Schultz were a gift from WILLC.

Item 5.	Interest in Securities of the Issuer.

Items 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 22,393,262 Shares outstanding, which is the total number of Shares outstanding as of November 30, 2016, as reported in the Issuer’s Annual Report on Form N-CSR, filed with the Securities and Exchange Commission on February 6, 2017.

A.	WIHP
(a)	As of the close of business on June 23, 2017, WIHP beneficially owned 510,993 Shares.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 510,993
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 510,993
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by WIHP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
12

CUSIP NO. 25160E102

B.	WITRP
(a)	As of the close of business on June 23, 2017, WITRP beneficially owned 347,900 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 347,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 347,900
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by WITRP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	WILLC
(a)	As of the close of business on June 23, 2017, WILLC directly owned 900 Shares. WILLC, as the general partner of WIHP and WITRP, may be deemed the beneficial owner of the (i) 510,993 Shares owned by WIHP and (ii) 347,900 Shares owned by WITRP.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 859,793
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 859,793
4. Shared power to dispose or direct the disposition: 0

(c)	WILLC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by WIHP and WITRP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	Mr. Lipson
(a)	As of the close of business of June 23, 2017, Mr. Lipson directly owned 9,713 Shares. As the managing member of WILLC, Mr. Lipson may be deemed the beneficial owner of the (i) 900 Shares owned by WILLC, (ii) 510,993 Shares owned by WIHP and (iii) 347,900 Shares owned by WITRP.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 869,506
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 869,506
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Lipson has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by WIHP and WITRP during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
13

CUSIP NO. 25160E102

E.	BPIP
(a)	As of the close of business on June 23, 2017, BPIP beneficially owned 238,922 Shares.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 238,922
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 238,922
4. Shared power to dispose or direct the disposition: 0

(c)	BPIP has not entered into any transactions in the Shares during the past 60 days.
F.	BPM
(a)	BPM, as the managing member of BPIP, may be deemed the beneficial owner of the 238,922 Shares owned by BPIP.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 238,922
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 238,922
4. Shared power to dispose or direct the disposition: 0

(c)	BPM has not entered into any transactions in the Shares during the past 60 days.
G.	Mr. Ferguson
(a)	Mr. Ferguson, as a managing member of BPM, may be deemed the beneficial owner of the 238,922 Shares owned by BPIP.

Percentage: Approximately 1.1%

(b)	1. Sole power to vote or direct vote: 238,922
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 238,922
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ferguson has not entered into any transactions in the Shares during the past 60 days.
H.	Ms. Schultz
(a)	As of the close of business on June 23, 2017, Ms. Schultz directly owned 100 Shares.

Percentage: Less than 1%

14

CUSIP NO. 25160E102

(b)	1. Sole power to vote or direct vote: 100 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 100 4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Schultz has not entered into any transactions in the Shares during the past 60 days.
I.	Mr. Chelo
(a)	As of the close of business on June 23, 2017, Mr. Chelo, did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Chelo has not entered into any transactions in the Shares during the past 60 days.
J.	Mr. Crouse
(a)	As of the close of business on June 23, 2017, Mr. Crouse, did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Crouse has not entered into any transactions in the Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)        No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)        As of June 22, 2017, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

15

CUSIP NO. 25160E102

Signature Page to KMM Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 26, 2017	WESTERN INVESTMENT HEDGED PARTNERS L.P.

	By:	Western Investment LLC
General Partner

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT LLC

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON, Individually and as attorney-in-fact for Matthew S. Crouse and Lynn D. Schultz

16

CUSIP NO. 25160E102

Signature Page to KMM Schedule 13D

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Manager

/s/ Robert Ferguson
ROBERT FERGUSON, Individually and as attorney-in-fact for Neil R. Chelo

17

CUSIP NO. 25160E102

 SCHEDULE A

Transactions in the Shares During the Past 60 Days

Date of Purchase/Sale	Shares of Common Stock Purchased/(Sold)	Price Per Share($)

WESTERN INVESTMENT HEDGED PARTNERS L.P.
06/07/2017	(2,200)	8.8713
06/09/2017	(1,000)	8.8801
06/13/2017	(3,372)	8.8721
06/15/2017	(2,580)	8.8775
06/20/2017	(1,292)	8.8650
06/21/2017	(3,400)	8.8566
06/22/2017	(5,022)	8.8178
06/23/2017	(4,362)	8.8244

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
06/07/2017	(1,500)	8.8713
06/08/2017	(100)	8.8813
06/09/2017	(600)	8.8801
06/13/2017	(2,300)	8.8721
06/15/2017	(1,800)	8.8775
06/20/2017	(800)	8.8650
06/21/2017	(2,400)	8.8566
06/22/2017	(3,400)	8.8178
06/23/2017	(3,000)	8.8244